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GAMCO Investors, Inc.

August 6, 2012

Ms. Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
140 4th Avenue North, Suite 500
Seattle, WA 98109

Dear Colleen:

You indicated that one of the reasons your advisors have put up a shield against a leverage restructuring ("The Multimedia Initiative") is "the cost of capital".

I am not surprised.

Why have you not considered structuring the note you would issue to shareholders yourself?

You could customize the interest payment along the lines of "an income bond" and the maturity with call and put provisions for the debt.

You would not have to pay any fees to raise the money as you would be issuing it to your own shareholders.

We did the same thing on our zero bonds recently.

Let me know how I can help.

Sincerely,



Mario J. Gabelli

MJG:bd